November 9, 2012

Via EDGAR

United States Securities and Exchange Commission
Division of Corporation Finance
100 F Street NE
Washington, D.C.  20549

Attn: Mark P. Shuman, Branch Chief – Legal

Re:          Attunity Ltd
Registration Statement on Form F-3/A
Filed October 30, 2012
File No. 333-184139

Ladies and Gentlemen:

Attunity Ltd (“Attunity”) hereby requests acceleration of the effectiveness of the above-referenced registration statement pursuant to Rule 461 under the Securities Act of 1933, as amended (the “Securities Act”), so that it may become effective on November 14, 2012, at 3:00 p.m., Eastern Standard Time, or as soon thereafter as is practicable.

Attunity acknowledges that:

•
should the Commission or the staff, acting pursuant to delegated authority, declare the above-referenced registration statement effective, it does not foreclose the Commission from taking any action with respect to the above-referenced registration statement;

•
the action of the Commission or the staff, acting pursuant to delegated authority, in declaring the above-referenced registration statement effective, does not relieve Attunity from its full responsibility for the adequacy and accuracy of the disclosure in the above-referenced registration statement; and

•	Attunity may not assert the declaration of effectiveness as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

אטיוניטי בע"מ	Attunity Ltd
פארק תעשיות כפר נטר	Kfar Netter Industrial Park
ת.ד. 3787	POB 3787
כפר נטר 40593	Kfar Netter 40593
טל' 8993000 – 09	Tel: 09-8993000
פקס: 8993001 - 09	Fax: 09-8993001
www.attunity.com

Securities and Exchange Commission
November 9, 2012

Attunity understands that the Commission will consider this request for acceleration of the effective date of this above-referenced registration statement as a confirmation of the fact that Attunity is aware of its respective responsibilities under the Securities Act and the Securities Exchange Act of 1934, as amended, as they relate to the proposed public offering of the securities specified in the referenced above registration statement.

Very truly yours,

ATTUNITY LTD

By:	/s/ Dror Harel-Elkayam
Dror Harel-Elkayam
Chief Financial Officer

cc:	Howard E. Berkenblit, Esq. Shy S. Baranov, Esq. Ido Zemach, Adv.